

16021168

SECI   ⊃N

SEG
Mail Processing
Section

MAY 2 4 2016

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-68685

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____04/01/15_____ AND ENDING _____03/31/16_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IDFC Capital (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Third Avenue – Suite 214
                            (No. and Street)

New York	**NY**	**10116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                              (Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
S.E.C. #8-68685

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2016

* * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]		Report of Independent Registered Public Accounting Firm.
[x]	(a)	Facing Page.
[x]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Operations.
[ ]	(d)	Statement of Changes in Stockholder's Equity.
[ ]	(e)	Statement of Cash Flows.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]		Notes to Statement of Financial Condition.
[ ]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]	(l)	An Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Clifford Goldman, affirm that, to the best of my knowledge and belief, the accompanying

statement of financial condition pertaining to IDFC Capital (USA), Inc. as of and for the year

ended March 31, 2016, is true and correct. I further affirm that neither the Company nor any

officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CEO/CCO _____
Title

_____
Notary Public

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
Index
March 31, 2016

INDEPENDENT AUDITOR'S REPORT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
IDFC Capital (USA), Inc.

We have audited the accompanying statement of financial condition of IDFC Capital (USA), Inc. (the "Company") as of March 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of IDFC Capital (USA), Inc. as of March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 7, the activities of the Company include significant transactions with IDFC Limited and its affiliates that may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

May 20, 2016

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Statement of Financial Condition
March 31, 2016

Assets		
Cash	$	785,241
Due from parent		115,463
Fixed assets - net of accumulated depreciation of $44,373		-
Deferred tax asset		57,100
Income tax receivable		7,808
Other assets		18,245
Total assets	$	**983,857**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	58,338
Total liabilities		**58,338**
Commitments		
Stockholder's equity:		
Common stock ($.01 par value; 100,000,000 shares authorized, issued and outstanding)		1,000,000
Accumulated deficit		(74,481)
Total stockholder's equity		925,519
Total liabilities and stockholder's equity	$	**983,857**

The accompanying notes are an integral part of this statement of financial condition.

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Notes to Statement of Financial Condition
For the Year Ended March 31, 2016

1. **Organization**

    IDFC Capital (USA), Inc. (the "Company"), a wholly owned subsidiary of IDFC Securities Limited ("the Parent") was incorporated in the State of New York on August 9, 2009. The Parent is a wholly owned subsidiary of IDFC Limited ("the Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's principal business activity is distributing research and market commentary and brokering transactions in Indian equities for U.S. institutional clients. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of the transactions facilitated by an affiliate in India for securities traded in Indian stock markets.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Company's statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates
    In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

    Fixed Assets
    Fixed assets represent equipment and are stated at cost less accumulated depreciation and amortization.

    Income Taxes
    Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

    The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its statement of financial condition uncertain tax positions that the company has taken or expects to take on its tax returns.

3

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Notes to Statement of Financial Condition
For the Year Ended March 31, 2016

Significant Accounting Policies (continued)

Income Taxes (continued)

The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position will be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

3. Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2016, the Company has a deferred tax asset of $57,100, recorded in the accompanying Statement of Financial Condition, and is a result of temporary differences primarily related to amortization of organization costs.

The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded, as such, there were no reserves recorded for uncertain tax positions for the Company's open tax years (2013-2016). In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

4. Recent Accounting Developments

FASB issued ASU 2014-15: Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this Update provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently evaluating the impact of the adoption of this accounting standards update on its statement of financial condition.

FASB issued ASU 2015-14, Revenue from Contracts with Customers, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer.

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Notes to Statement of Financial Condition
For the Year Ended March 31, 2016

Recent Accounting Developments (continued)

The new guidance is effective for the fiscal years beginning after December 15, 2017. The Company is currently evaluating the potential impact on its statement of financial condition and the related disclosures, as well as the available transition methods.

5. Concentration of Credit Risk

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains substantially all of its cash balance at one major financial institution. The Company does not believe that these amounts are exposed to significant risk.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, shall not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions. At March 31, 2016, the Company had net capital of $726,903 which was $476,903 in excess of required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

7. Related Party Transaction

The Company entered into a service level agreement with the Parent on December 26, 2011 whereby the Company will distribute research on behalf of the Parent.

The Company has a receivable from its parent amounting to $115,463 as of March 31, 2016 and is reflected as Due from Parent in the Statement of Financial Condition.

8. Commitments and Contingencies

The Company rents office space under an operating lease, which expires August 31, 2016. The future minimum annual base rent payments required under this operating lease is $11,695.

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Notes to Statement of Financial Condition
For the Year Ended March 31, 2016

9. **Fixed Assets**

Fixed assets consisted of the following at March 31, 2016:

Equipment	$	44,373
Less: accumulated depreciation		(44,373)
	$	-

10. **Fair Value of Financial Instruments**

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

11. **Subsequent Events**

The Company has evaluated subsequent events up to the date on which the statement of financial condition are issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this statement of financial condition.